Exhibit 12.1

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Earnings:
Loss before income taxes	$(522,145)	$(275,208)	$(531,285)	$(462,354)
Adjustments:
Fixed charges	73,034	97,806	142,394	161,561
Income from equity investees	749	14,003	884	16,787
Amortization of capitalized interest	71	87	286	177
Capitalized interest	—	—	—	(1)
	$(448,291)	$(163,312)	$(387,721)	$(283,830)

Fixed Charges:
Interest expense	$71,012	$60,953	$135,974	$120,354
Loss on early extinguishment of debt	218	33,197	2,022	33,197
Portion of rental expense representative of interest	1,804	3,656	4,938	8,009
Capitalized interest	—	—	—	1
	$73,034	$97,806	$142,394	$161,561

Ratio of earnings to fixed charges	N/A(1)	N/A(1)	N/A(1)	N/A(1)

(1)
The ratio of earnings to fixed charges was less than one-to-one for the three months ended June 30, 2014 and June 30, 2013, and for the six months ended June 30, 2014 and June 30, 2013. Additional earnings of $521,325, $261,118, $530,115, and $445,391 respectively, would be needed to have a one-to-one ratio of earnings to fixed charges.